UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2019

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295, 333-228294 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

Westpac today provided an update on accounting provisions for remediation associated with authorised representatives in relation to certain ongoing advice service fees.

Based on the information currently available, Westpac today said that its net profit attributable to owners of Westpac in First Half 2019 will be reduced by $357 million for accounting provisions associated with this matter.

The $510 million provision (pre-tax) is based on a range of accounting assumptions relating to potential payments of $297 million (pre-tax), interest costs of $138 million (pre-tax) and $75 million (pre-tax) in remediation program costs. That part of the current estimated provision which relates to potential payments represents around 31% of the ongoing advice service fees collected over the period which compares to 28% estimated for salaried planners.

The final cost of remediation will not be known until all relevant information is available and payments have been made.

We are yet to finalise our remediation approach which may change following industry and regulator discussions. This may alter the estimates used in determining this provision.

Index to Exhibits

Exhibit No.	Description

1	ASX Announcement — Westpac 1H19 accounting provisions for authorised representatives

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: April 30, 2019	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Associate Director